Exhibit 99.6

Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

VANC Pharmaceuticals Inc.  Suite 615-800 West Pender Street Vancouver, BC

V6C 2V6 (the “Company”)

Item 2

Date of Material Change

December 10, 2014

Item 3

News Release

The news release was disseminated on December 11, 2014 by way of the facilities of Marketwired. Copies were also filed on SEDAR with the British Columbia Securities Commission and the Alberta Securities Commission.

Item 4

Summary of Material Change

The Company announced the Closing of a Non Brokered Private Placement.

Item 5

Full Description of Material Change

5.1

Full Description of Material Change

The Company announced that on December 10, 2014 it closed the oversubscribed non brokered private placement of 7,607,332 Units (the “Units”) of VANC at a price of $0.15 per Unit for gross proceeds of

$1,141,000.00.

Each Unit each consists of one (1) common share (the “Common Share”) and one half (1/2) transferrable share purchase warrant. Each warrant entitles the holder thereof to purchase one (1) additional Common Share on or before December 10, 2015 at a price of CDN$0.25 per Common Share.

In accordance with the policies of the TSX Venture Exchange, the Company paid a Finders’ Fee of an aggregate of $91,287.00 and issued an aggregate of 608,586 Warrants.

The securities issued are subject to the statutory 4 month hold period that expires on April 11, 2015.

Proceeds from the Private Placement will be used by VANC for commercialization of the generic drug and OTC products portfolios and general ongoing corporate and working capital purposes.

“This round of funding enables us to move our portfolio of generic drugs and OTC products into commercialization,” said Arun Nayyar, CEO of VANC. “Specifically we will be acquiring generic drug inventory and building our sales team to target pharmacy customers.”

5.2

Disclosure for Restructuring Transactions

Not applicable.

Item 6

Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Jamie Lewin, Director
Business Telephone:	604-710-9461
Facsimile:	604- 739-3052

Item 9

Date of Report

December 11, 2014